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                                                                    EXHIBIT 23.5


INDEPENDENT AUDITORS' CONSENT



We consent to the use in this Amendment No. 2 to Registration Statement No. 333-32687 of FPA Medical Management, Inc. of our report dated September 30, 1996, on the combined financial statements of Foundation Health Medical Services (a wholly-owned subsidiary of Foundation Health Corporation) and Affiliates as of June 30, 1995 and 1996 and for each of the three years in the period ended June 30, 1996 (such report expresses an unqualified opinion and includes an explanatory paragraph referring to significant related party transactions), appearing in the Proxy Statement/Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading "Experts" in the Proxy Statement/Prospectus, which is a part of this Registration Statement.




Deloitte & Touche LLP

Sacramento, California
September 26, 1997